Exhibit 99.1

Fuwei Films Announces Financial Results for Third Quarter of 2009

Teleconference to be Held on Friday, November 13, 2009 at 8:00 a.m. EST –

BEIJING, November 13, 2009 - Fuwei Films (Holdings) Co. Ltd. (Nasdaq: FFHL) (“Fuwei” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights

▪	Revenues were RMB 89.6 million (US$13.1 million), compared with RMB 119.8 million in the same period of 2008 and RMB 72.0 million in the second quarter of 2009;

▪	Gross margin was 8.8%, compared with 12.1% in the same period of 2008 but improved from 8.6% in the second quarter of 2009;

▪	Net income was RMB 2.0million (US$0.3million), compared with a net income of RMB 7.1 million in the same period of 2008, but improved from a net loss of RMB 7.4 million in the second quarter of 2009;

▪	Diluted EPS was RMB 0.15(US$0.02), compared with RMB 0.54 in the same period of 2008, but improved from a diluted net loss per share of RMB 0.56 in the second quarter of 2009;

▪	Net cash inflow from operations for the first nine months of 2009 was RMB 10.7 million (US$1.6 million), compared with net cash inflow of RMB 5.6 million in the same period of 2008; and

▪	Cash on hand at September 30, 2009 was RMB 15.8 million (US$2.3 million), compared with RMB 16.0 million at June 30, 2009.

“As we predicted, the market for consumer packaging BOPET films emerged from the bottom in the third quarter of 2009 and we are beginning to see new orders from our customers including orders for some of our specialty film products,” said Mr. Xiaoan He, Chairman and CEO of Fuwei. “The increase in our net income in the third quarter of 2009 is the result of our vigorous cost-cutting program and seasonal increase of BOPET films in domestic market as well as demand for our key products, such as the seasonal demand increase of transfer films as well as strategic increase in production of selective specialty film products such as high glossing films and heat sealable films. We are still cash flow positive for the year and we believe that our cash position is solid for our current production level.”

Mr. He continued, “As we announced yesterday, this final verdict the Supreme People's Court of Shandong Province brings an end to our major shareholders case. As the leading BOPET developer and producer in China, we remain optimistic on our future prospects and focused on enhancing the long-term shareholder value. Going forward, we expect a continued improvement in China’s industrial cycle to enhance continuous growth of BOPET demand and balance the competition brought by the new BOPET production capacity recently placed online by other PRC manufacturers. And we plan on focus on our high-valued BOPET industry, and are trying to improve the proportion of specialty films in the product mix. We continue to believe that if we increase our efforts to obtain funding for our third production line for thick film, which has application in electronic and solar industries, we will have a better chance in enhancing our leadership position in the Chinese BOPET film industry.”

Third Quarter 2009 Results

Revenues were RMB 89.6 million (US$13.1 million), compared with RMB 119.8 million in the third quarter of 2008 and RMB 72.6 million in the second quarter of 2009. The decrease in overall revenues was primarily due to decrease in demand for consumer packaging materials, as a result of global economic crisis. The sequential increase in revenues comparing with the second quarter, however, came as a result of rebound in the pricing which goes up with oil price as well as seasonal demand increase of BOPET films.

Sales of specialty films in the third quarter of 2009 were RMB 11.1 million (US$1.6 million), or 12.4% of total revenues, compared with RMB 22.1 million, or 18.5% of total revenues, in the same period of 2008, and RMB 6.5 million, or 9.0% of total revenues, in the second quarter of 2009.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended September 30, 2009 and 2008 (amounts in thousands):

	Three Months Period Ended September 30, 2009		% of Total	Three Months Period Ended September 30, 2008	% of Total
	RMB	US$		RMB

Printing film	10,292	1,508	11.5%	16,661	13.9%
Stamping film	53,441	7,829	59.6%	41,945	35.0%
Metallization film	8,105	1,187	9.0%	20,171	16.8%
Base film for other applications	6,616	969	7.4%	18,938	15.8%
Special film	11,149	1,633	12.4%	22,134	18.5%

	89,603	13,126	100.0%	119,849	100%

Sales from overseas were RMB 6.0 million (US$0.9 million), or 6.7% of total revenues, compared with RMB 16.2 million, or 13.5% of total revenues, in the third quarter of 2008, and RMB 7.4 million, or 10.2% of total revenues, in the second quarter of 2009.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended September 30, 2009 and 2008 (amounts in thousands):

	Three Months Period Ended Sept. 30, 2009		% of Total	Three Months Period Ended Sept. 30, 2008
	RMB	US$		RMB	% of Total
Sales in China	83,564	12,241	93.3%	103,674	86.5%
Sales in other countries	6,039	885	6.7%	16,175	13.5%

	89,603	13,126	100.0%	119,849	100.0%

Gross profit for the third quarter of 2009 was RMB 7.9 million (US$1.2 million), compared with RMB 14.6 million in the same period of 2008, and RMB 6.3 million in the second quarter of 2009. Gross margin was 8.8%, compared with 12.1% in the same period of 2008, but an improvement from the 8.6% as recorded in the second quarter of 2009.  The sequential rebound in gross margin in the third quarter of 2009 comparing with the second quarter was primarily due to the increase in average sales price which is still comparatively lower than that in 2008.

Selling, general and administrative (“SG&A”) expenses were RMB 7.0 million (US$1.0 million), compared with RMB 8.4 million in the same period of 2008, or RMB 7.3 million in the second quarter of 2009. SG&A as a percentage of total revenues was 7.7%, compared with 6.9% in the same period of 2008, and 10.0% in the second quarter of 2009. The reduction in SG&A comparing with the period of 2008 was mainly due to the decrease of maintenance fee of being a public company and overseas selling expense which is almost similar with that in the second quarter of 2009. The percentage of total revenues decrease is primarily due to the increase of the revenues in the third quarter.

Tax expense was RMB 0.3 million (US$0.04 million), compared with RMB 0.6 million in the same period of 2008, and tax benefit of RMB 1.2 million in the second quarter of 2009.

In the third quarter of 2009, Fuwei turned a net profit of RMB 2.0 million (US$0.3 million), compared with RMB 7.1 million in the same period of 2008 and net loss of RMB 7.4 million in the second quarter of 2009.

Diluted EPS was RMB 0.15 (US$0.02),compared with RMB 0.54 in the same period of 2008 and diluted net loss per share was RMB 0.56 in the second quarter of 2009.

Nine Month Results

For the first nine months of 2009, revenues were RMB 236.7 million (US$34.6 million), compared with RMB 348.6 million in the same period of 2008.

Sales of specialty films were RMB 21.8million (US$3.2 million), or 9.2% of total revenues, compared with RMB 97.0 million, or 27.8% of total revenues, in the same period of 2008.

The following is a breakdown of commodity and specialty film sales for the nine-month periods ended September 30, 2009 and 2008 (amounts in thousands):

	Nine Months Period Ended Sept. 30, 2009		% of Total	Nine Months Period Ended Sept. 30, 2008	% of Total
	RMB	US$		RMB

Printing film	26,924	3,944	11.4%	48,047	13.8%
Stamping film	121,863	17,852	51.5%	87,916	25.2%
Metallization film	28,508	4,176	12.0%	35,915	10.3%
Base film for other applications	37,578	5,505	15.9%	79,716	22.9%
Special film	21,818	3,196	9.2%	97,035	27.8%

	236,691	34,673	100.0%	348,630	100.0%

Sales from overseas were RMB 24.5 million (US$3.6 million), or 10.3% of total revenues, compared with RMB 48.7 million, or 14.0% of total revenues, in the same period of 2008.

The following is a breakdown of domestic versus overseas sales for the nine-month periods ended September 30, 2009 and 2008 (amounts in thousands):

	Nine Months Period Ended Sept. 30, 2009		% of Total	Nine Months Period Ended Sept. 30, 2008	% of Total
	RMB	US$		RMB
Sales in China	212,229	31,090	89.7%	299,975	86.0%
Sales in other countries	24,461	3,583	10.3%	48,654	14.0%

	236,691	34,673	100.0%	348,629	100.0%

Gross profit for the first nine months of 2009 was RMB 14.2 million (US$2.1 million), representing a gross margin of 6.0%, compared with 16.7% in the same period of 2008.

SG&A was RMB 30.7 million (US$4.5 million), compared with RMB 28.5 million in the same period of 2008.

Tax benefit was RMB3.4 million (US$0.5 million), compared with tax expense of RMB 2.5 million in the same period of 2008.

Net loss was RMB 19.5million (US$2.9 million), compared with net income of RMB 24.7 million in the same period of 2008.

Diluted net loss per share was RMB 1.49 (US$0.22), compared with diluted earning per share of RMB 1.89 in the same period of 2008.

Net cash provided by operating activities was RMB 10.7 million (US$1.6 million), compared with RMB 5.6 million in the first nine months of 2008.

Cash on hand as of September 30, 2009 was RMB 15.8 million (US$2.3 million), compared with RMB 16.0 million as of June 30, 2009.

Total shareholders’ equity was RMB 512.0 million (US$75.0 million), compared with RMB 508.7 million as of June 30, 2009.

As of September 30, 2009, the Company had 13,062,500 basic and diluted total common shares outstanding.

Recent Events

On October 28, 2009, the Company announced that Mr. Hanyong Lee, the Vice President for Research & Development of Fuwei Films (Shandong) Co., Ltd., Fuwei's wholly owned operating subsidiary, has won an award of Enterprise Technology Innovative Leader (the "Innovation Award") from the Provincial Government of Shandong. The Innovation Award was granted in recognition of Fuwei's overall R&D resources and capabilities, and it has been granted to companies in all industries in China in the past. Although the Innovation Award does not bring any monetary advantages for Fuwei, it is considered an honorary award and is well-known among Chinese companies in the same industries.

On October 20, 2009, the Company announced that it will hold its 2009 Annual Shareholder Meeting ("Shareholder Meeting") at the TANGLA Hotel, Beijing, People's Republic of China, on November 30, 2009 at 9 a.m. (local time). Holders of record of ordinary shares of the Company at the close of business on October 15, 2009 are entitled to receive notice of and attend the Shareholder Meeting or any adjournment or postponement thereof. Beneficial owners of the Company's ordinary shares are welcome to attend the meeting in person.

On November 12, 2009, the company announced that it had become aware of the final verdict issued by the Supreme People's Court of Shandong Province, concerning the Company's three major shareholders, Mr. Jun Yin, Mr. Tongju Zhou and Mr. Duo Wang. The Supreme People's Court upheld the initial verdict issued by the Intermediate court in March 2009. The March 2009 initial verdict sentenced Mr. Yin to death, with a stay of execution for two years; the other two defendants, Mr. Zhou and Mr. Wang, each received life imprisonment; all of the personal property of the three individuals will be confiscated. The three individuals appealed the initial verdict to the Supreme People's Court of Shandong Province in March 2009. None of these individuals is involved in Fuwei's day-to-day operations.

Conference Call Information

The Company will host a teleconference on Friday, November 13, 2009, at 8:00 a.m. EST / 9:00 p.m. Beijing time to discuss the quarterly results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account #: 286 and Conference ID: 337696. A Web cast replay of the call will also be made and can be accessed on the Fuwei’s Website at http://www.fuweiholdings.com.

About Fuwei Films

Fuwei conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Maggie Huang
Investor Relations Manager
Phone: +86-10-6852-2612
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@us.grayling.com

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008
(amounts in thousands except share and per share value)

	September 30,2009		December 31, 2008
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	$15,822	2,318	$15,823
Restricted cash	10,811	1,584	10,411
Accounts and bills receivable, net	25,495	3,735	38,579
Inventories	40,511	5,935	30,589
Advance to suppliers	7,822	1,146	6,846
Prepayments and other receivables	2,525	370	1,857
Deferred tax assets - current	1,023	150	457
Total current assets	104,009	15,238	104,562

Plant, properties and equipment, net	326,593	47,843	259,235
Construction in progress	235,940	34,563	319,408
Lease prepayments, net	22,114	3,240	22,507
Advanced to suppliers - Long Term	4,402	645	4,308
Goodwill	10,276	1,505	10,276
Deposit	21,000	3,076	17,613
Deferred tax assets - non current	4,903	719	1,995
Total assets	$729,237	106,829	$739,904
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$153,179	22,440	$164,764
Accounts payables	29,007	4,249	23,301
Advance from customers	16,572	2,428	8,781
Accrued expenses and other payables	3,482	510	7,460
Deferred tax liabilities
Total current liabilities	202,240	29,627	204,305

Long-term loan	15,000	2,197	5,000
Total liabilities	217,240	31,824	209,305

Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding as of September 30, 2009 and December 31, 2008)	13,323	1,952	13,323
Additional paid-in capital	311,907	45,692	311,907
Statutory reserve	29,338	4,298	29,338
Retained earnings	155,486	22,777	174,970
Other comprehensive income	1,675	247	1,061
Non-controlling interest	268	39	-
Total shareholders’ equity	511,997	75,005	530,599
Total liabilities and shareholders’ equity	$729,237	106,829	$739,904

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(amounts in thousands except share and per share value)
(UNAUDITED)

	The Three Months			The Nine Months
	2009		2008	2009		2008
	RMB	US$	RMB	RMB	US$	RMB
Net sales	$89,603	13,126	$119,849	$236,691	34,673	$348,629
Cost of sales	(81,749)	(11,976)	(105,297)	(222,490)	(32,593)	(290,503)

Gross profit	7,854	1,150	14,552	14,201	2,080	58,126

Operating expenses
Selling expenses	(2,868)	(420)	(3,857)	(10,499)	(1,538)	(11,595)
Administrative expenses	(4,170)	(611)	(4,510)	(20,241)	(2,965)	(16,939)
Total operating expenses	(7,038)	(1,031)	(8,367)	(30,740)	(4,503)	(28,534)

Operating income/(loss)	816	119	6,185	(16,539)	(2,423)	29,592

Other income/(expense)
- Interest income	5	1	551	148	22	619
- Interest expense	(2,091)	(306)	(392)	(6,210)	(910)	(9,037)
- Others income, net	3,547	520	1,381	(335)	(49)	6,032
Total other income/(expense)	1,461	215	1,540	(6,398)	(937)	(2,386)

Income (loss) before income tax benefit/(expense)	2,277	334	7,725	(22,937)	(3,360)	27,206

Income tax benefit/(expense)	(264)	(39)	(617)	3,440	504	(2,505)

Net Income/(loss) before non-controlling interest in subsidiary	2,013	295	7,108	(19,497)	(2,856)	24,701

Net loss attributable to noncontrolling interests	(5)	(1)	0	(5)	(1)	0

Net income/(loss) attributable to the Company	$2,018	296	$7,108	$(19,492)	(2,855)	$24,701

Other comprehensive income/(loss)
- Foreign currency translation adjustments	2	0.3	(300)	614	90	(133)
Comprehensive income/(loss)	$2,020	296	$6,808	$(18,878)	(2,765)	$24,568
Earnings per share,	$0.15	0.02	$0.54	$(1.49)	(0.22)	$1.89
- Basic and diluted
Weighted average number ordinary shares,	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500	13,062,500
- basic and diluted

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2009 AND 2008
 (amounts in thousands except share and per share value)
(UNAUDITED)

	2009		2008
	RMB	US$	RMB
Cash flow from operating activities
Net income	$(19,492)	(2,855)	$24,701
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Depreciation of property, plant and equipment	25,732	3,770	18,510
- Amortization of intangible assets	340	50	277
- Bad debt expense/(recovery)	3,767	552	662
- Non-controlling interest in subsidiary	(5)	(1)	-
Changes in operating assets and liabilities, net of
- Accounts receivable	11,751	1,721	(6,213)
- Inventories	(9,920)	(1,455)	(14,887)
- Advance to suppliers	(1,070)	(157)	(16,887)
- Prepaid expenses and other current assets	(6,437)	(943)	(1,970)
- Accounts payable	5,707	836	1,274
- Accrued expenses and other payables	(1,347)	(197)	1,479
- Advance from customers	7,791	1,141	4,056
- Tax payable	(6,101)	(894)	(3,007)
Net cash provided by operating activities	10,716	1,568	5,137

Cash flow from investing activities
Purchases of property, plant and equipment	(93,092)	(13,636)	(4,912)
Restricted cash related to trade finance	(400)	(59)	50,811
Addition to construction in progress	83,469	12,227	(35,901)
Deposit for purchase	-	-	(21,000)
Net cash used in investing activities	(10,023)	(1,468)	(11,002)

Cash flow from financing activities
Principal payments of short-term bank loans	(11,585)	(1,697)	(275,249)
Proceeds from short-term bank loans	10,000	1,465	253,714
Net cash (used in)/provided by financing activities	(1,585)	(232)	(21,535)

Effect of foreign exchange rate changes	892	141	(126)
Net increase (decrease) in cash and cash equivalent	(1)	10	(27,526)

Cash and cash equivalent
At beginning of period/year	15,823	2,308	30,909
At end of period/year	$15,822	2,318	$3,383
SUPPLEMENTARY DISCLOSURE:
Interest paid	$5,991	878	$9,578
Income tax paid	$-	-	$3,655